Exhibit 99.1

VIÑA CONCHA Y TORO INFORMS MATERIAL
INFORMATION RELATED TO THE FINANCING
STRUCTURE OF THE COMPANY

REF.: MATERIAL EVENT

Santiago, December 19, 2008. As the chief executive officer of Viña Concha y Toro S.A. (the “Company”), expressly authorized for this purpose, and in accordance with articles 9 and 10.2 of Law 18,045 and Section II, 2.2 of the General Rule No.30 of the Superintendency of Securities and Insurance, I hereby inform you with respect to the following material information relating to the financing structure of the Company that I represent.

The board meeting held on December 18, 2008 unanimously resolved to issue 28.000.000 (twenty-eight million) common shares of the same existing series, nominative and of no par value, corresponding to a capital increase of the Company of approximately Ch$30,000,000,000 (thirty thousand million pesos) approved at the Shareholders Extraordinary Meeting celebrated on December 18, 2008.

Likewise, all agreements necessary for implementing the issue and placement of the shares, including the registration of the shares in the “Registro Nacional de Valores” of the Superintendency of Securities and Insurance (SVS) were adopted.

Eduardo Guilisasti G.
CEO
Viña Concha y Toro S.A.